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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 19, 2002

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 19, 2002 announcing third quarter 2002 results.

News Release/Presseinformation

Infineon Announces Third Quarter 2002 Results

  •
  Infineon improved revenues, EBIT and reduced net loss sequentially and year on year in a continued difficult market environment and gained market share in all business groups

  •
  Third quarter revenues were Euro 1.4 billion—up 1 percent sequentially and 10 percent year-on-year—due to improved demand in communications and automotive electronics

  •
  Further cost reductions and increased revenues in most business segments reduced net loss to Euro 76 million

  •
  Strong gross cash position of 1.9 billion Euro and positive operating cash flow of Euro 293 million

  •
  Strengthened market position in communications through acquisition of Ericsson Microelectronics and major DSP technology cooperation

        Munich, Germany—19 July, 2002—Infineon Technologies AG (FSE/NYSE: IFX), one of the world's leading semiconductor manufacturers, today announced results for its third quarter of fiscal year 2002 ended June 30, 2002, with revenues of Euro 1.4 billion, an increase of 1 percent from the previous quarter and 10 percent from the third quarter of fiscal year 2001. The revenue increase was primarily driven by improved demand for security controllers in mobile communications and banking applications, broadband access solutions and steady demand for automotive and industrial power products.

        EBIT (earnings before interest and taxes) amounted to a loss of Euro 107 million, an improvement from a loss of Euro 178 million in the previous quarter and from a loss of Euro 598 million in the third quarter of fiscal year 2001, which included inventory write downs of Euro 209 million and other charges of Euro 51 million. The sequential EBIT improvement reflects cost reductions in all business segments and relatively steady demand in most business groups. The targets of Infineon's Impact cost savings program with respect to EBIT and cash savings have been achieved.

        Net loss amounted to Euro 76 million, a sequential improvement from a loss of Euro 108 million in the previous quarter and from a loss of Euro 371 million year-on-year. Loss per share for the third quarter was Euro 0.11 compared with a loss per share of Euro 0.16 in the previous quarter and with a loss per share of Euro 0.59 in the third quarter of the last fiscal year.

        At June 30, 2002, Infineon had a gross cash position, representing cash and marketable securities available for sale, of Euro 1.9 billion and generated positive cash flow from operating activities of Euro 293 million during the quarter.

        "Infineon continued to improve its business performance and gained market share in an ongoing difficult market environment. We made further progress in cost reductions and increased revenues as well as improving our earnings in communications and automotive electronics despite continuous strong pricing pressure and adverse market conditions for memory products," said Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG.

        Infineon's gross margin was 18 percent, down from a gross margin of 21 percent in the previous quarter, but up from a negative gross margin of 1 percent year-on-year. Sequential gross margin decline was mainly due to the overall tough pricing environment, particularly the significant price decline for memory chips.

        R&D expenditures in the third quarter totaled Euro 237 million or 17 percent of total revenues, down from Euro 264 million or 19 percent of total revenues in the previous quarter and down from Euro 318 million year-on-year, which included a charge for in-process R&D of Euro 13 million. The decline in R&D expenditures primarily reflects the continued optimization and strategic focus of R&D projects as part of Infineon's cost reduction efforts.

        SG&A expenses in the third quarter totaled Euro 151 million or 11 percent of total revenues, compared to Euro 165 million or 12 percent of total revenues in the pre- vious quarter and down from Euro 212 million (17 percent of total revenues) in the third quarter of last year. The further sequential decrease of SG&A expenses is due to implementation of Infineon's Impact cost reduction program.

        Revenues outside Europe constituted 56 percent of total revenues, up from 55 percent in the previous quarter. As of June 30, 2002, Infineon had approximately 29,600 employees worldwide, including approximately 5,100 engaged in research and development.

Results for First Nine Months of Fiscal Year

        Total revenues for the first nine months of fiscal year 2002 were Euro 3.82 billion, down 17 percent from Euro 4.59 billion in the same period last year. EBIT for the first nine months of this year was a loss of Euro 850 million, which included a one-time pre-tax gain of Euro 39 million from the sale of the infrared components business, compared to a loss of Euro 142 million in the first nine months of the last fiscal year, which included a one-time pre-tax gain of Euro 202 million from the sale of the Image and Video business. Net loss amounted to Euro 515 million, compared to a net loss of Euro 68 million year-on-year.

Business Group Performance

        Wireline Communications revenues improved to Euro 103 million in the third quarter, up 7 percent from the previous quarter, but down 45 percent year-on-year. The sequential revenue increase was mainly driven by Infineon's special efforts in Asia to introduce new broadband access products and increased demand for fiber optics commodities as well as advanced fiber optical solutions. EBIT improved to a loss of Euro 49 million from a loss of Euro 66 million in the previous quarter, but down from a loss of Euro 25 million year-on-year. The sequential improvement was primarily due to further cost reductions.

        Major developments in the third quarter include:

  •
  strengthened leadership with Infineon's VDSL and Ethernet over VDSL (10BaseS) solutions in Asia and Japan with increasing interest in Europe

  •
  ADSL design-win for Alcatel's Litespan Digital Loop Carrier (DLC)

  •
  increasing acceptance of next generation fiber optics products (e.g. Small Form Factor (SFF) BIDI Transceiver for fiber-to-the-home, successful design-in activities for 10G Xenpak for next generation Ethernet/Fiber channel systems)

  •
  sustained leadership in optical networking by worldwide first successful 40G linecard (OC-768) demonstration at Supercomm, and expansion of product portfolio with TenGiPhy™ CMOS Ethernet for 10Gbit/s WAN/LAN

        Wireless Solutions third quarter revenues were Euro 211 million, up 1 percent from the previous quarter reflecting continued stable demand for mobile handsets and up 27 percent compared with the third quarter of last year. EBIT amounted to Euro 2 million, improving from a loss of Euro 20 million in the previous quarter and from a loss of Euro 177 million year-on-year, which included inventory write-downs of Euro 84 million. The quarter-on-quarter improvement in EBIT is mainly due to further cost reductions and a slightly improved product mix.

        Major developments in the third quarter include:

  •
  new design wins for Infineon's next generation GPRS/EDGE baseband solution at major Asian mobile handset manufacturers

  •
  successful launch of dualband-GSM mobile phone in Chinese market by Konka based on Infineon's platform 2000 complete system solution

  •
  introduction of next generation Bluetooth single chips 'BlueMoon Universal' in 0.13 micron CMOS technology; Infineon had shipped more than 7 million Bluetooth chips in total through the end of June 2002

        Third quarter revenues of the Security & Chip Card ICs group were Euro 120 million, an increase of 33 percent from the previous quarter and a decrease of 17 percent year-on-year. The revenue increase was mainly driven by improved sales of security controllers in mobile communication and banking applications. EBIT amounted to a loss of Euro 4 million, improving from a loss of Euro 21 million in the previous quarter and from a loss of Euro 35 million in the third quarter of fiscal year 2001, which included inventory write-downs of Euro 28 million. The quarter-on-quarter EBIT improvement is primarily due to increased sales volumes for security controllers and further cost reductions.

        Major developments in the third quarter include:

  •
  Infineon expanded its world leadership in smart card ICs in 2001 by increasing its market share from 34% to 38% as measured by revenue (source: Dataquest); in addition to plain chips, Infineon has produced more than 2 billion chip card modules to date

  •
  leading position in worldwide secure ID projects including Hong Kong Smart Identification Card Project and additional ID projects in Asia and Europe

  •
  agreement to supply smart card chips to MasterCard Financial Institutions

        The Automotive & Industrial group's third quarter revenues totaled Euro 308 million, an increase of 3 percent both sequentially and over the third quarter of last year. The sequential revenue increase was mainly driven by continued demand for automotive and industrial power solutions as well as a positive development of the motherboard business. EBIT improved to Euro 30 million compared to Euro 23 million in the pre-vious quarter but decreased from Euro 36 million in the third quarter of last year. The quarter-on-quarter EBIT increase was mainly due to further cost reductions and reduced idle capacity costs.

        Major developments in the third quarter include:

  •
  Infineon improved its automotive electronics market position, including car entertainment, in 2001 to No. 2 worldwide and No. 1 in Europe with a 16 percent sales growth over 2000 (source: Strategy Analytics)

  •
  further design wins for smart power modules for body & convenience as well as GPS and Bluetooth applications at major automotive suppliers

  •
  improved power management & supply market position with design-wins at No. 1 microprocessor supplier for OptiMOS; and further design-win at leading PC manufacturer for DrMOS for motherboard power supplies

        The Memory Products group's third quarter revenues reached Euro 545 million, a decrease of 7 percent sequentially but an increase of 64 percent with respect to the third quarter of last year. The decrease reflects primarily the significant price decline compared to the price levels in the second quarter, despite increased bit-volume, and partially offset by previously deferred license income of Euro 65 million. EBIT amounted to a loss of Euro 17 million, improving from a loss of Euro 28 million in the previous quarter and from a loss of Euro 340 million in the third quarter of fiscal year 2001, which included inventory write-offs of Euro 81 million. The sequential improvement in losses primarily reflects further cost reductions and the above mentioned license income.

        Major developments in the third quarter include:

  •
  successful qualification of 256Mbit DDR in 0.14 micron technology at all 200mm fabs and at leading OEMs

  •
  qualification of 256Mbit Mobile-RAM in 0.14 micron technology: samples sent out to all major PDA customers; samples of 128Mbit Graphics RAM in 0.14 micron technology sent out to all major graphics enablers

  •
  validation of '1-Gigabyte DDR 266 reduced height DIMM' modules at Intel and first samples of '1-Gigabyte DDR 333 reduced height registered DIMM' modules sent out to customers

        In the Other Operating Segments, third quarter revenues were Euro 106 million, up 10 percent sequentially but down 20 percent year-on-year. EBIT was Euro 5 million, compared to a loss of Euro 9 million in the previous quarter and a loss of Euro 31 million year-on-year.

        Corporate & Reconciliation had an EBIT loss of Euro 74 million, which includes costs of underutilized facilities not allocable to operating segments.

Strategic Highlights

        Infineon has agreed to acquire the core business of Ericsson Microelectronics (MIC) in June 2002 as the basis of a strategic partnership with Ericsson. With this acquisition, Infineon intends to become a major supplier of products to the infrastructure market for mobile telecommunications, to significantly strengthen its Bluetooth market position and to become a strategic supplier to Ericsson's systems and mobile phone applications, including the supply of Bluetooth and RF modules. The acquisition is expected to be completed in the fourth quarter of fiscal year 2002, subject to customary closing conditions.

        Infineon has entered into a new joint venture, called StarCore, LLC, with Motorola and Agere to develop and license open, non-proprietary architecture for digital signal processor technology (DSP). StarCore will address future growth markets for mobile communication and consumer electronics (e.g. mobile and smart phones, PDAs, camcorders, digital cameras, etc.).

        Infineon has founded a joint venture AMTC (Advanced Mask Technology Center) in Dresden, together with AMD and DuPont Photomasks, for the development of complex mask technologies for next generation chip designs. The technology alliance is intended to secure the lithography roadmap below 100 nanometers and allow for reduced development costs, shortened cycle times and direct access to advanced mask mass production.

        Infineon has also signed a Memorandum of Understanding (MoU) with Taiwan based Nanya Technologies for the development and manufacture of memory chips. Under the terms of the proposed agreement, Infineon will license its advanced DRAM trench technology for 300mm wafer production to

Nanya. The two companies are also planning to cooperate in research and development cooperation for 90nm and 70nm technology and have agreed on the joint construction of an additional 300mm plant in Taoyuen/Taiwan at the end of 2003.

        Infineon is currently ramping up its 300mm production site at Dresden. Similarly, the company's JV ProMOS in Hsinchu/Taiwan is currently ramping up 300mm production. Infineon has already produced 300mm wafer yields with more than 90 percent yield. Plans call for the 300mm-production site in Dresden to reach approximately 16,000 wafer starts per month by the end of fiscal year 2002. Infineon expects that its DRAM cost position will improve over the next quarters as the completion of the conversion to 0.14 micron technology and the 300mm ramp-up are expected to result in productivity increases.

Outlook for 2002

        The market outlook for the second half of calendar 2002 shows signs of a moderate improvement in demand. However, Infineon expects market conditions with strong pricing pressure in most of the company's business groups to remain in the months ahead. Nevertheless, Infineon believes due to its product and application focus and improved cost position to be well positioned to further grow its market share even in a tough market environment.

        After the strong price decline for memory products due to a seasonal market weakness in April and May 2002, prices have improved towards the end of the third quarter. Due to growing bit-demand at the end of June, Infineon was able to increase its sold bit-volume compared to the second quarter. Infineon expects a further increase in demand, depending on the positive development of the upcoming back-to-school season, the annual Christmas business and the next corporate upgrade cycle in PC and infrastructure investments.

        In the market for mobile phones Infineon anticipates moderate growth, driven prima- rily by the further introduction of GSM/GPRS mobile handsets. The company also expects significant growth for Bluetooth applications in the next quarters leading to an anticipated worldwide market volume of more than 45 million units sold in calendar 2002.

        Infineon expects the market recovery for security and chip card ICs to continue. While mobile communications remain moderate, growth drivers are expected to be areas such as banking, secure identification and entertainment. However, due to the highly competitive market environment, the company expects ongoing strong pricing pressure in this segment.

        The market for telecom infrastructure is expected to remain difficult, due to the worldwide significant reduction of capital expenditure in this segment, which is forecasted to drop by more than 30 percent compared to 2001. However, the company believes that the broadband access market (ADSL/VDSL) will continue to grow modestly in calendar 2002, especially in Asia and Japan.

        Worldwide car production in calendar 2002 is forecasted by market experts to decline moderately, particularly in Europe. However, Infineon believes that its automotive electronics business will benefit from a strategic positioning at leading customers and in new applications such as telematics/infotainment, higher standards for safety as well as body & convenience. At the same time the trend towards consolidation among car manufacturers and automotive suppliers is expected to increase.

        "In the last quarter we have seen a continued improvement of demand in communications and automotive electronics. We have further significantly optimized our portfolio and expanded our strategic partnerships for technology development, system know-how and manufacturing and thus are well prepared to further grow and gain market share in our target segments," concluded Dr. Schumacher.

FINANCIAL INFORMATION
According to US GAAP—Unaudited

Consolidated statements of operations

	3 months ended			9 months ended
in Euro million
	06/30/2001	03/31/2002	06/30/2002	06/30/2001	06/30/2002

Net sales	1,277	1,385	1,404	4,586	3,822
Cost of goods sold	(1,285)	(1,088)	(1,145)	(3,477)	(3,364)

Gross (loss) profit	(8)	297	259	1,109	458

Research and development expenses	(318)	(264)	(237)	(845)	(768)
Selling, general and administrative expenses	(212)	(165)	(151)	(611)	(480)
Restructuring charge	—	5	1	—	(7)
Other operating (expense) income, net	(23)	8	1	179	43

Operating loss	(561)	(119)	(127)	(168)	(754)

Interest expense, net	(17)	(6)	(10)	(2)	(17)
Equity in (losses) earnings of associated companies	(22)	(13)	8	37	(38)
Other (expense) income	(15)	(46)	12	(11)	(58)
Minority interests	—	3	1	1	5

Loss before income taxes	(615)	(181)	(116)	(143)	(862)

Income tax benefit	244	73	40	75	347

Net loss	(371)	(108)	(76)	(68)	(515)

Weighted average of outstanding shares—basic and diluted	627	692	693	626	693

Loss per share—basic and diluted	(0.59)	(0.16)	(0.11)	(0.11)	(0.74)

Regional Sales Development

	3 months ended
Regional sales in %
	06/30/2001	03/31/2002	06/30/2002

Germany	31%	25%	25%
Other Europe	23%	20%	19%
America (NAFTA)	19%	26%	23%
Asia/Pacific	25%	28%	31%
Other	2%	1%	2%

Total	100%	100%	100%

Europe	54%	45%	44%

Non-Europe	46%	55%	56%

Segment results

	3 months ended			9 months ended
Net sales in Euro million
	06/30/2001*	06/30/2002	+/- in %	06/30/2001*	06/30/2002	+/- in %

Wireline Communications	188	103	(45)	625	281	(55)
Wireless Solutions	166	211	27	781	624	(20)
Security and Chip Card ICs	144	120	(17)	489	292	(40)
Automotive and Industrial	299	308	3	871	880	1
Memory Products	332	545	64	1,345	1,415	5
Other	132	106	(20)	431	297	(31)
Corporate and reconciliation	16	11	(31)	44	33	(25)

Infineon consolidated	1,277	1,404	10	4,586	3,822	(17)

	3 months ended			9 months ended
EBIT in Euro million
	06/30/2001*	06/30/2002	+/- in %	06/30/2001*	06/30/2002	+/- in %

Wireline Communications**	(25)	(49)	(96)	45	(201)	—
Wireless Solutions	(177)	2	—	(102)	(53)	48
Security and Chip Card ICs	(35)	(4)	89	29	(55)	—
Automotive and Industrial	36	30	(17)	117	73	(38)
Memory Products	(340)	(17)	95	(409)	(416)	(2)
Other	(31)	5	—	181	12	(93)
Corporate and reconciliation	(26)	(74)	—	(3)	(210)	—

Infineon consolidated	(598)	(107)	—	(142)	(850)	—

*
Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**
Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 25 million and Euro 10 million for the three months ended 06/30/2001 and 06/30/2002, respectively, as well as Euro 45 million for the nine months ended 06/30/2001 and Euro 35 million for the nine months ended 06/30/2002.

	3 months ended
Net sales in Euro million
	03/31/2002	06/30/2002	+/- in %

Wireline Communications	96	103	7
Wireless Solutions	208	211	1
Security and Chip Card ICs	90	120	33
Automotive and Industrial	299	308	3
Memory Products	585	545	(7)
Other	96	106	10
Corporate and reconciliation	11	11	—

Infineon consolidated	1,385	1,404	1

	3 months ended
EBIT in Euro million
	03/31/2002	06/30/2002	+/- in %

Wireline Communications*	(66)	(49)	26
Wireless Solutions	(20)	2	110
Security and Chip Card ICs	(21)	(4)	81
Automotive and Industrial	23	30	30
Memory Products	(28)	(17)	39
Other	(9)	5	—
Corporate and reconciliation	(57)	(74)	(30)

Infineon consolidated	(178)	(107)	40

*
Includes acquisition related amortisation of Euro 11 million for the 3 months ended 03/31/2002 and Euro 10 million for the 3 months ended 06/30/2002.

Consolidated balance sheets

in Euro million	09/30/2001	06/30/2002

Assets
Current assets:
Cash and cash equivalents	757	1,136
Marketable securities	93	756
Accounts receivable, net	719	710
Related party receivables	208	159
Inventories	882	802
Deferred income taxes	39	64
Other current assets	178	200

Total current assets	2,876	3,827

Property, plant and equipment, net	5,233	4,568
Long-term investments, net	655	744
Restricted cash	86	70
Deferred income taxes	412	926
Other assets	481	500

Total assets	9,743	10,635

in Euro million	09/30/2001	06/30/2002

Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities	119	111
Accounts payable	1,050	727
Related party payables	239	410
Accrued liabilities	426	456
Deferred income taxes	19	78
Other current liabilities	351	288

Total current liabilities	2,204	2,070

Long-term debt	249	1,712
Deferred income taxes	53	59
Other liabilities	337	428

Total liabilities	2,843	4,269

Total shareholders' equity	6,900	6,366

Total liabilities and shareholders' equity	9,743	10,635

Condensed consolidated cash flow information

	3 months ended			9 months ended
in Euro million
	06/30/2001	03/31/2002	06/30/2002	06/30/2001	06/30/2002

Net cash provided by (used in) operating activities	123	(120)	293	115	58

Net cash used in investing activities	(744)	(389)	(541)	(1,312)	(1,124)

Net cash provided by (used in) financing activities	667	988	(57)	855	1,445

Net increase (decrease) in cash and cash equivalents	46	479	(305)	(342)	379

Purchase (sale) of marketable securities	(136)	184	482	(381)	665

Free cash flow	(757)	(325)	234	(1,578)	(401)

Depreciation and amortization	288	347	332	793	1,016

Purchases of property, plant and equipment	(745)	(145)	(64)	(1,713)	(430)

Telephone Conference Information

        The Management Board of Infineon Technologies will conduct a telephone conference with analysts and institutional investors on July 19, 2002 at 10:15 a.m. Eastern Standard Time (U.S. EST), 4:15 p.m. Central Europe Time (CET), to discuss operating performance of the third quarter fiscal year 2002. A broadcast of the telephone conference will be available live and for download on Infineon's web site at: http://www.infineon.com

D I S C L A I M E R

        This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon's future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

        Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the financial and business press	Infineon Technologies AG

INFXX200207.123e	Corporate Media Relations: Guenter Gaugler Phone: ++49 89 234-28481 Fax: -28482 guenter.gaugler@infineon.com	Corporate Investor Relations: Matthias Poth Phone: ++49 89 234-26655, Fax: -26155 investor.relations@infineon.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 19, 2002	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

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SIGNATURES